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                              December 13, 2023

       Michael Liu
       Chief Financial Officer
       Tristar Acquisition I Corp.
       2 Burlington Woods Drive, Suite 100
       Burlington, MA 01803

                                                        Re: Tristar Acquisition
I Corp.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File March 9, 2023
                                                            File No. 001-40905

       Dear Michael Liu:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       Form 10-Q for the quarterly period ended September 30, 2023
       Note 1Description of Organization and Business Operations and Liquidity, page 7

   1. We note your disclosure related to the Sponsor Handover in which Navy Sail International
                                                        Limited, a British
Virgin Islands company became your new sponsor on July 18,
                                                        2023. With a view
toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial
ties with a non-U.S. person. If so, please revise your disclosure in future periodic filings
to include disclosure that addresses how this fact could impact your ability to complete
your initial business combination. For instance, discuss the risk to investors that you may
not be able to complete an initial business combination with a U.S.
                                                        target company should
the transaction be subject to review by a U.S. government entity, such as the Committee
on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose
that as a result, the pool of potential targets with which you could complete an initial
business combination may be limited. Further, disclose that the time necessary for
government review of the transaction or a decision to prohibit the transaction could
prevent you from completing an initial business combination and require
 Michael Liu
Tristar Acquisition I Corp.
December 13, 2023
Page 2
         you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameMichael Liu                                 Sincerely,
Comapany NameTristar Acquisition I Corp.
                                                              Division of
Corporation Finance
December 13, 2023 Page 2                                      Office of Real
Estate & Construction
FirstName LastName